UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☑	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2016

or

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                      to

Commission file number: 000-51904

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

HOME BANCSHARES, INC. 401(K) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Home BancShares, Inc.

719 Harkrider, Suite 100

Conway, Arkansas 72032

Home BancShares, Inc. 401(k) Plan

Form 11-K

Report of Independent Registered Public Accounting Firm

To the Administrator of

Home BancShares, Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Home BancShares, Inc. 401(k) Plan (the Plan) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis of designing audit procedures that are appropriate in the circumstances, but not for expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Hancock Askew & Co., LLP

Norcross, Georgia

June 7, 2017

Home BancShares, Inc. 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31,
	2016	2015
Assets
Investments, at fair value:
Cash	$629,209	$600,714
Mutual funds	23,398,183	19,904,050
Common collective trust	406,363	291,938
Home BancShares, Inc. common stock	28,832,730	22,187,618

Total investments, at fair value	53,266,485	42,984,320

Receivables:
Notes receivable from participants	$529,818	$—
Employer’s contributions	54,462	41,986
Participants’ contributions	153,705	113,421

Total receivables	737,985	155,407

Liabilities:
Excess contribution payable	20,224	539

Net assets available for benefits	$53,984,246	$43,139,188

Home BancShares, Inc. 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2016
Additions to net assets attributed to:
Net appreciation in fair value of investments	$9,164,540
Interest and dividends	707,689

Total investment income	9,872,229

Interest income on notes receivable from participants	10,679

Contributions:
Employer	1,446,217
Participant	3,822,731
Rollover	401,197

Total contributions	5,670,145

Total additions	15,553,053

Deductions from net assets attributed to:
Benefit payments to participants	4,593,801
Compliance refunds	610
Administrative expenses and fees	113,584

Total deductions	4,707,995

Net increase	10,845,058

Net assets available for benefits – beginning of year	43,139,188

Net assets available for benefits – end of year	$53,984,246

Home BancShares, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2016 and 2015

1. Description of the Plan

The following description of the Home BancShares, Inc. 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan which covers substantially all employees of Home BancShares, Inc. (the “Company”, “Plan Sponsor”, or “Employer”) and its subsidiary who has attained age 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Each year participants may contribute a portion of their annual compensation, as defined by the Plan and subject to Internal Revenue Service (the “IRS”) limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans (“rollovers”). Participants are eligible to receive discretionary matching contributions upon meeting eligibility requirements to participate in the Plan. During the year ended December 31, 2016, participants received a match of 50% of the first 6% of their deferrals.

The Employer may also make a discretionary contribution on behalf of eligible participants based on the classification of the employees of each participating employer and determined by management. The Employer did not make a discretionary contribution for 2016. Participants are eligible to share in the allocation of employer contributions, if during the year the participant has been credited with at least 1,000 hours of service and is employed on the last day of the year, (unless termination of employment was a result of retirement, disability, or death).

Participants direct their contributions into various investment options offered by the Plan. One of the investment options is the Employer’s common stock.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Employer’s contribution and (b) Plan earnings and losses, and charged with any benefit payments and administrative expenses, for which they are directly responsible. Plan earnings and losses are allocated based on participant account balances, as defined by the Plan. A participant is entitled to the benefit that can be provided from the individual participant’s vested account.

Payment of Benefits

Upon retirement, disability, death, or termination of service, a participant may elect to receive a payment in a lump-sum amount equal to the vested value of his or her account. If the value of a participant’s vested balance does not exceed $1,000, the distribution is automatically made. The Plan also has provisions for withdrawals for certain hardships, subject to approval.

Notes Receivable from Participants

Participants may borrow, from their fund accounts, a minimum of $1,000, up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. A participant may have no more than two loans outstanding at a time. The notes receivable from participants are secured by the balance in the participant’s account and bear a reasonable rate of interest as defined by the Plan. Interest rates on all outstanding loans range from 5.50% to 5.75%. Principal and interest payments occur ratably through regular payroll deductions over a period not to exceed five years, unless the notes receivable were used to purchase a primary residence in which case the note receivable terms may exceed five years.

Vesting

Participants are always fully vested in their contributions plus actual earnings thereon. Employer contributions become fully vested after a participant has completed his or her fifth year of service based on a graduated vesting schedule as follows:

Employer Contributions
Years of Service	Vested Percentage
Less than 1	0%
2	25%
3	50%
4	75%
5	100%

Administrative Expenses

Processing fees of the Plan are charged against the individual participant account balance that was responsible for the expense. Administrative expenses are paid by the Plan or may be paid by the Employer at the Employer’s discretion. Administrative expenses paid by the Plan may be allocated to participants on a Pro Rata or Pro Capita basis, at the Plan Administrator’s discretion.

Forfeitures

Forfeitures of matching contributions are available to be reallocated as an offset to future discretionary matching contributions or to pay plan administration expenses. Forfeitures of profit sharing contributions are available to be reallocated as additional profit sharing contributions. Unallocated forfeitures at December 31, 2016 and 2015 are $9,936 and $12,564, respectively. During 2016, $49,764 in forfeitures was used to pay plan expenses.

Revenue Sharing

A revenue sharing agreement is in place whereby fees earned by the mutual fund companies are shared with the recordkeeper based upon a percentage of assets under management. These amounts are used for the benefit of the Plan to pay administrative expenses. During 2016, expenses to the plan were reduced by $24,481, as these were paid under this revenue sharing agreement.

Plan Termination

Although it has not been expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, all participants would become fully vested in the employer’s matching portion of their account. Employee contributions and their related earnings are always 100% vested.

Rollover Contributions

Participants may elect to rollover amounts from other qualified plans into this Plan in accordance with the guidelines required by the Plan and the Internal Revenue Code (the “IRC”).

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements were prepared on the accrual basis of accounting.

Payment of Benefits

Benefit payments were recorded when paid.

Valuation of Investments

Investments are stated at fair value, including the common collective trust.

Investments in registered investment companies (“mutual funds”) represent investments with various investment managers. The fair value of investments in mutual funds is based upon the daily Net Asset Value (“NAV”) closing price as reported by the fund. Investments in the common stock of Home BancShares, Inc. are valued at their closing price on an established exchange as of December 31, 2016. The common collective trust is valued at NAV per unit of the underlying investments of participant units held by the Plan as of the last trading day of the period as reported by the managers of the trust. The NAV is used as the practical expedient to estimate fair value.

Purchases and sales of securities were recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Net appreciation/depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2016 and 2015. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Excess Contribution Payable

Amounts payable to participants for contributions in excess of amounts allowed by the IRS are recorded as a liability with a corresponding reduction of contributions. The Plan distributed the 2016 excess contributions to the applicable participants prior to March 15, 2017.

Use of Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management of the Plan is required to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Recent Accounting Pronouncements

In July 2015, the FASB issued Accounting Standards Update No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient (ASU 2015-12). ASU 2015-12 Part I designates contract value as the only required measure for fully benefit-responsive investment contracts. ASU 2015-12 Part II simplifies the investment disclosure requirements under existing U.S. GAAP, including eliminating the disclosure of (1) individual investments that represent five percent or more of net assets available for benefits and (2) the net appreciation or depreciation for investments by general type. ASU 2015-12 Part III does not apply to the Plan. The amendments in ASU 2015-12 applicable to the Plan became effective retrospectively for the year ending December 31, 2016.

In May 2015, the FASB issued Accounting Standards Update No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (ASU 2015-07). ASU 2015-07 removes the requirement to categorize within the fair value hierarchy investments for which fair values are estimated using the net asset value practical expedient provided by Accounting Standards Codification 820, Fair Value Measurements. Disclosures about investments in certain entities that calculate net asset value per share are limited under ASU 2015-07 to those investments for which the entity has elected to estimate the fair value using the net asset value practical expedient. ASU 2015-07 became effective for the Plan retrospectively for the year ending December 31, 2016.

The Plan’s management reviewed both ASU 2015-07 and ASU 2015-12, and has appropriately adopted both standards as they believe it simplifies the Plan’s accounting and its presentation in the financial statements. As such, the accounting and disclosures in these financial statements and notes follow ASU 2015-07 and ASU 2015-12. The adoption was applied retrospectively and certain investment disclosures were revised or eliminated as a result of the adoption of the ASUs.

Presently, the Company is not aware of any other changes from the Financial Accounting Standards Board that will have a material impact on the Company’s present or future financial statements.

3. Fair Value Measurements

FASB ASC 820, Fair Value Measurements, defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. FASB ASC 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1	Quoted prices in active markets for identical assets or liabilities

Level 2	Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following describes the valuation methodologies used for assets measured at fair value:

•	Mutual Funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission (“SEC”). These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

•	Common Collective Trust: Valued at the NAV at the practical expedient of underlying investments of participant units held by the Plan as of the last trading day of the period as reported by the managers of the trust.

•	Home BancShares, Inc. common stock: Valued at the closing price reported on the NASDAQ stock exchange.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value:

Investment Assets at Fair Value as of December 31, 2016

	Level 1	Level 2	Level 3	Total Assets
Mutual funds, measured at fair value	$23,398,183	—	—	$23,398,183
Interest bearing cash	629,209	—	—	629,209
Home BancShares, Inc. common stock	28,832,730	—	—	28,832,730

Total investments at fair value	$52,860,122	$—	$—	52,860,122

Common collective trust, measured at net asset value*				406,363

Total investments				$53,266,485

Investment Assets at Fair Value as of December 31, 2015

	Level 1	Level 2	Level 3	Total Assets
Mutual funds, measured at fair value	$19,904,050	—	—	$19,904,050
Interest bearing cash	600,714	—	—	600,714
Home BancShares, Inc. common stock	22,187,618	—	—	22,187,618

Total investments at fair value	$42,692,382	$—	$—	42,692,382

Common collective trust, measured at net asset value*				291,938

Total investments				$42,984,320

* Certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient which has not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the Statements of Net Assets Available for Benefits.

The following table summarizes investments measured at fair value based on NAV per share as of December 31, 2016 and 2015, respectively.

	Fair Value 12/31/16	Fair Value 12/31/15	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Common collective trust	$406,363	$291,938	N/A	Daily	12 months

4. Investment in the Common Collective Trust

In 2016 and 2015, the Plan invested in the FFTW Income Plus Fund (“Income Plus Fund”), a sub-fund of the BNP Paribas Investment Partners Pooled Trust fund for Employee Benefit Plans, (“common collective trust”). The Income Plus Fund is invested and reinvested primarily in guaranteed investment contracts (“GICs”), money market funds, money market instruments, repurchase agreements, private placements, bank investment contracts, and synthetic GICs. A synthetic GIC is a contract that simulates the performance of a traditional GIC through the use of financial instruments. A key difference between a synthetic GIC and a traditional GIC is that the policyholder (such as a benefit plan) owns the assets underlying the synthetic GIC. To enable the policyholder to realize a specific known value for the assets if it needs to liquidate them, synthetic GICs utilize a “wrapper” contract that provides market and cash flow risk protection to the policyholder.

The Income Plus Fund invests primarily in investment contracts such as traditional GICs and enters into wrapper contracts with underlying securities to create synthetic GICs. In a traditional GIC, the Income Plus Fund enters into a contract with an issuer (typically a bank or life insurance company), which provides for a stated rate of interest and a fixed maturity. In a synthetic GIC structure, the Income Plus Fund owns fixed-income investments and enters into a wrap contract from high-quality insurance companies, banks, or other financial services companies that serve to substantially offset the price fluctuations in the underlying investments caused by movements in interest rates. Each wrap contract obligates the wrap provider to maintain the “contract value” of the underlying investments. The contract value is generally equal to the principal amounts invested in the underlying investments, plus interest accrued at a crediting rate established under the contract, less any adjustments for withdrawals (as specified in the wrap agreement).

In general, if the contract value of the wrap agreement exceeds the market value of the underlying investments (including accrued interest), the wrap provider becomes obligated to pay that difference to the Income Plus Fund in the event that shareholder redemptions result in partial or total contract liquidation. In the event that there are partial shareholder redemptions that would otherwise cause the contract’s crediting rate to fall below zero percent, the wrap provider is obligated to contribute to the Income Plus Fund an amount necessary to maintain the contract’s crediting rate to at least zero percent. The circumstances under which payments are made and the timing of payments between the Fund and the wrap provider may vary based on the terms of the wrap contract.

In certain circumstances, the amount withdrawn from the wrap contract would be payable at fair value rather than at contract value. These events include termination of participating plans, or a material adverse change to the provisions of participating plans. At this time, the Plan and the Income Plus Fund, believe that it is not probable that the occurrence of any such events would be significant enough to limit the Income Plus Fund’s ability to transact at contract value with participants.

The NAV of the Income Plus Fund’s share classes is determined on a daily basis. Units can be issued and redeemed on any business day at that day’s unit value. All earnings, expenses, and gains and losses of the Income Plus Fund are reflected in the calculation of the daily unit value. Although it is intended to permit daily withdrawals, some of the assets of the Income Plus Fund, especially investment contracts, may require an adjustment in the value of the investment if a withdrawal is made. In any event, the withdrawal may be deferred over such period of time, not to exceed one year, as may be deemed necessary for fair and orderly management of the Income Plus Fund.

5. Income Tax Status

The prototype Plan, adopted by the Employer, obtained its latest opinion letter on March 31, 2014, in which the IRS has stated that the prototype Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has been amended effective the date of the opinion letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2016, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by tax jurisdictions; however there are currently no audits for any tax periods in progress.

6. Risks and Uncertainties

The Plan primarily invests in various investment securities which are exposed to various risks, such as market and credit risk. Due to the level of risk associated with such investment securities and the level of uncertainty related to changes in the value of such investments, it is at least reasonably possible that changes in risk in the near term could materially affect the participants’ account balances and the amount reported in the statements of net assets available for benefits.

7. Related-Party and Party-in-Interest Transactions

Centennial Bank’s Trust Department, the trustee of the Plan, is an affiliate of the sponsor. The Plan offers investments in funds managed by Fidelity Investments, the custodian of the Plan. All transactions in these funds qualify as party-in-interest transactions. All transactions in Home BancShares, Inc. common stock qualify as party-in interest transactions because the Company is the plan sponsor. Notes receivable from Participants are also defined by ERISA as party-in-interest transactions.

8. Reconciliation of Financial Statements to Schedule H of Form 5500

A reconciliation of net assets available for benefits per the statements to the Form 5500:

	December 31,
	2016	2015
Net assets available for benefits per financial statements	$53,984,246	$43,139,188
Employer’s matching contribution receivable	(54,462)	(41,986)
Participants’ contribution receivable	(153,705)	(113,421)
Excess contribution payable	20,224	539

Net assets available for benefits per the Form 5500	$53,796,303	$42,984,320

A reconciliation of net increase per the financial statements for the year ended December 31, 2016 to Form 5500:

December 31, 2016
Net increase per financial statements	$10,845,058
Contribution receivable at December 31, 2016	(208,167)
Excess contribution payable at December 31, 2016	20,224
Contribution receivable at December 31, 2015	155,407
Excess contribution payable at December 31, 2015	(539)

Net increase per Form 5500	$10,811,983

9. Subsequent Events

The Plan’s management has evaluated subsequent events through the date the financial statements were available to be issued and there were no subsequent events requiring adjustments to the financial statements or disclosures, as stated herein.

Home BancShares, Inc. 401(k) Plan

EIN: 71-0682831 – Plan #: 001

Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2016

Identity of issue, borrower, lessor or similar party		Description of investment including maturity date, rate of interest collateral, par or maturity value	Cost		Current Value
Cash
*	Fidelity Cash Reserves	Interest-bearing cash		**	$891
*	Fidelity Retirement Money Market	Interest-bearing cash		**	628,318

	Total cash				629,209

Mutual funds
	Dodge & Cox International Stock Fund	Value of interest in registered investment companies		**	135,140
*	Fidelity Advisor New Insights Fund	Value of interest in registered investment companies		**	1,248,132
*	Fidelity Limited Term Government	Value of interest in registered investment companies		**	775,686
	JP Morgan Emerging Markets Equity Fund	Value of interest in registered investment companies		**	164,981
	Manning & Napier Pro Conservative	Value of interest in registered investment companies		**	332,758
	Manning & Napier Pro Extended	Value of interest in registered investment companies		**	1,477,557
	Manning & Napier Pro Max Term	Value of interest in registered investment companies		**	376,350
	Manning & Napier Pro Moderate Term	Value of interest in registered investment companies		**	3,734,201
	Metropolitan West Total Return	Value of interest in registered investment companies		**	618,185
	MFS Value Fund	Value of interest in registered investment companies		**	1,163,863
	Perkins Small Cap Value Fund	Value of interest in registered investment companies		**	304,449
	PIMCO All Asset Institutional Fund	Value of interest in registered investment companies		**	237,056
	T. Rowe Price Retirement 2010 Fund	Value of interest in registered investment companies		**	256,941
	T. Rowe Price Retirement 2015 Fund	Value of interest in registered investment companies		**	420,829
	T. Rowe Price Retirement 2020 Fund	Value of interest in registered investment companies		**	1,069,966
	T. Rowe Price Retirement 2025 Fund	Value of interest in registered investment companies		**	893,535
	T. Rowe Price Retirement 2030 Fund	Value of interest in registered investment companies		**	1,000,766
	T. Rowe Price Retirement 2035 Fund	Value of interest in registered investment companies		**	504,606
	T. Rowe Price Retirement 2040 Fund	Value of interest in registered investment companies		**	476,315
	T. Rowe Price Retirement 2045 Fund	Value of interest in registered investment companies		**	709,417
	T. Rowe Price Retirement 2050 Fund	Value of interest in registered investment companies		**	202,156
	T. Rowe Price Retirement 2055 Fund	Value of interest in registered investment companies		**	398,871
	T. Rowe Price Small Cap Fund	Value of interest in registered investment companies		**	644,934
	Templeton Global Bond Advisor Fund	Value of interest in registered investment companies		**	143,697
	Vanguard 500 Index	Value of interest in registered investment companies		**	1,024,344
	Vanguard Dividend Growth Fund	Value of interest in registered investment companies		**	1,406,373
	Vanguard Inflation Protected Securities	Value of interest in registered investment companies		**	290,118
	Vanguard International Growth Fund	Value of interest in registered investment companies		**	106,978
	Vanguard Mid Cap Growth Fund	Value of interest in registered investment companies		**	793,377
	Vanguard Mid Cap Index	Value of interest in registered investment companies		**	1,178,947
	Vanguard Small Cap Index	Value of interest in registered investment companies		**	311,472
	Vanguard Selected Value Fund	Value of interest in registered investment companies		**	369,245
	Vanguard Total Bond Market Index	Value of interest in registered investment companies		**	276,898
	Vanguard Total International Stock	Value of interest in registered investment companies		**	350,040

	Total mutual funds				23,398,183

Employer stock
*	Home BancShares, Inc. common stock	Employer securities		**	28,832,730
Common collective trust
	BNP Paribas Investment Partners Pooled Trust Fund for Employee Benefit Plans	Value of interest in common collective trust		**	406,363
Participant loan fund
*	Participant loan fund	Interest rates 5.50 – 5.75%; maturity dates through 2021			529,818

	Total investments				$53,796,303

*	Indicates party-in-interest to the Plan
**	Cost is not applicable for participant-directed investments

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other person who administers the employee benefit plan) has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

Home BancShares, Inc. 401(k) Plan

	By:	/s/ Brian S. Davis
Date: June 7, 2017	Brian S. Davis
Chief Financial Officer and Treasurer of Home BancShares, Inc.